Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Agrify Corporation has one class of securities, common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following is a summary of all material characteristics of our common stock as set forth in our articles of incorporation and bylaws. The summary does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and bylaws, all of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part, and to the provisions of the Nevada Revised Statutes.

Our articles of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our articles of incorporation and bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding or that we may designate and issue in the future.

Transfer Agent

The transfer agent for our common stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717.

Stock Exchange Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “AGFY.”

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our Board and management. The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the Board. Our articles of incorporation allow our Board to issue additional shares of our common stock and new series of preferred stock without further approval of our stockholders. The existence of authorized but unissued shares of common stock and preferred could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.